November 12, 2008
via edgar
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549-6010
Attn: Mr. Jeffrey P. Riedler

Re:	MannKind Corporation
SEC File No. 000-50865
Ladies and Gentlemen:
We are filing this letter via EDGAR in response to the letter dated October 31, 2008, from Jeffrey P. Riedler, Assistant Director, to Alfred E. Mann, Chief Executive Officer of MannKind Corporation (the “Company”), which contained the staff’s comments regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007. The comments in the letter are repeated below and each comment is followed by the Company’s response.
General
1.	We note that you have included as an exhibit to the Form 10-K your supply agreement with Diosynth B.V., which is for the supply of insulin. You do not, however, describe the importance of this supply agreement to your business in the Business section or elsewhere in the Form 10-K. Please tell us why you believe this agreement is still a material contract, and to the extent that it is a material contract, please revise your Business description to describe the material terms of the agreement.

In November 2007, the Diosynth supply agreement was superseded by a new supply agreement with N.V. Organon, which owns Diosynth. The Organon agreement was filed as Exhibit 10.30 with the Form 10-K, and the Company described the importance of the agreement to its business in the Business section under “Manufacturing and Supply” and elsewhere in the Form 10-K. The Company inadvertently left the reference to the Diosynth agreement in the exhibit index to the Form 10-K and will remove the reference in its future filings with the Commission.

2.	Throughout the Form 10-K you make reference to intellectual property and patents you have licensed. You also state that your success depends, in large part, on your ability to obtain and maintain intellectual property protection for your technology. To the extent that these licenses are material to your business, please revise your Business section to summarize the material terms of the license agreements. Your summary should describe payment provisions, the existence of royalty provisions, aggregate milestones, usage restrictions, exclusivity provisions, obligations/rights to defend, other rights obtained and obligations that must be met to keep the license in place, duration and termination provisions. Please also include any material license agreements as exhibits to the Form 10-K.

The references in the Form 10-K to licensed intellectual property relate to research tools that the Company has licensed to support its research and development efforts in the area of cancer immunotherapy. The Company has developed internally all of the intellectual property relating to its lead investigational product candidate for the treatment of diabetes, the Technosphere Insulin System. Since the Company’s cancer immunotherapy program is at a very early stage and the Company is currently being evaluated entirely on the success of the Technosphere Insulin System, the Company believes that its existing license agreements are not material to its business. Of course, if the Company enters into a license agreement that is material to its business or any license agreement becomes material, the Company will include the requested disclosure with regard to such agreement in its future filings with the Commission.
In connection with this response, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to its filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please call the undersigned at (661) 775-5300 if you have any further questions or comments.
Sincerely,
/s/ David Thomson
David Thomson
Corporate Vice President, General Counsel
     and Corporate Secretary

cc:	Mr. Alfred E. Mann
Mr. Matthew J. Pfeffer
D. Bradley Peck, Esq.